UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 31, 2026

HALL CHADWICK ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42962	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1 North Bridge Road #18-06 High Street Centre Singapore	179094
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: +65-90882642

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications under Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material under Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications under Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications under Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided under Section 13(a) of the Exchange Act. ☐

Securities registered under Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one Share Right	HCACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	HCAC	The Nasdaq Stock Market LLC
Share Rights, each right entitling the holder to receive one tenth (1/10) of a Class A ordinary share	HCACR	The Nasdaq Stock Market LLC

Item 1.01.	Entry into a Material Definitive Agreement.

As previously announced, on May 31, 2026, Hall Chadwick Acquisition Corp, a Cayman Islands exempted company limited by shares, with registration number 421976 (“HCAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with HCAC Star Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of HCAC (“Merger Sub”), and REEcycle Holdings, Inc., a Delaware corporation (“REEcycle”), a rare earth elements recycling company focused on the recovery of rare earths from end-of-life magnets using innovative hydrometallurgical technique to produce market-grade rare earth oxides and salts that can feed directly into magnet alloy manufacturing. Pursuant to the Business Combination Agreement and subject to the terms and conditions therein, HCAC will transfer by way of continuation and domesticate as a Delaware corporation, followed by Merger Sub merging with and into REEcycle (the “Merger”), with REEcycle continuing as the surviving company. The transactions contemplated by the Business Combination Agreement are referred to as the “Transactions.” The combined business will continue to operate through REEcycle. This Current Report on Form 8-K (this “Current Report”) provides a summary of the Business Combination Agreement and the other agreements entered into (and certain agreements to be entered into) in connection with the Transactions. The descriptions of these agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of such agreements or the forms of these agreements, as applicable, copies of which are filed as Exhibits 2.1, 10.1, and 10.2 to this Current Report and are incorporated by reference into this Current Report.

The Business Combination Agreement and the Transactions were approved by the board of directors of HCAC and the board of directors of REEcycle.

Business Combination Agreement

The description below of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached as Exhibit 2.1 and is incorporated by reference. The Business Combination Agreement contains representations, warranties, and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about HCAC, REEcycle, or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants, and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants, and agreements, or any descriptions, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants, and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations, warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in HCAC’s or REEcycle’s public disclosures.

Sponsor Share Conversion

Immediately before the Domestication, each then issued and outstanding Class B ordinary share of HCAC shall convert automatically, on a one-for-one basis, into one (1) Class A ordinary share of HCAC (each a “Class A Ordinary Share”).

The Domestication

At least one (1) day before the Closing Date (as defined below), subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, HCAC will transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation (“Domesticated HCAC”) in accordance with Section 388 of the General Corporation Law of the State of Delaware, as amended, and Part 12 of the Companies Act (as revised) of the Cayman Islands (such continuation and domestication, the “Domestication”).

By virtue of the Domestication upon its effectiveness, (a) each then issued and outstanding Class A Ordinary Share (other than any Class A Ordinary Share included in the Cayman HCAC Units) shall convert automatically, on a one-for-one basis, into one (1) share of common stock of Domesticated HCAC (the “Domesticated HCAC Common Stock”); (b) each then issued and outstanding right to receive one-tenth (1/10) of one (1) Class A Ordinary Share upon the occurrence of the initial business combination (a “Cayman HCAC Right”) shall convert automatically, on a one-for-one basis, into a right to acquire one-tenth (1/10) of one (1) share of Domesticated HCAC Common Stock (other than any Cayman HCAC Rights that are part of the Cayman HCAC Unit) (each a “Domesticated HCAC Right”), pursuant to the Rights Agreement (as defined in the Business Combination Agreement); and (d) to the extent not separated before Domestication, each then issued and outstanding unit of HCAC (the “Cayman HCAC Units”) shall convert automatically, on a one-for-one basis, into a Domesticated HCAC Unit (as defined in the Business Combination Agreement).

The Merger and Consideration

HCAC Existing Securities

Following the Domestication, on the Closing Date and at the effective time of the Merger (the “Effective Time”), (i) each then issued and outstanding Domesticated HCAC Unit shall be cancelled (the “Unit Split”) and will thereafter entitle the holder thereof to one share of Domesticated HCAC Common Stock and one Domesticated HCAC Right; and (ii) each then issued and outstanding Domesticated HCAC Right (including such Domesticated HCAC Rights issued in connection with the Unit Split) shall convert automatically into one-tenth (1/10) of one (1) share of Domesticated HCAC Common Stock, pursuant to the Rights Agreement.

REEcycle Securities

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, at the Effective Time:

(i) each share of common stock of REEcycle (the “REEcycle Common Stock”) issued and outstanding immediately before the Effective Time shall be cancelled and extinguished and be converted into the right to receive the Per Share Merger Consideration (as defined below), and after such conversion shall no longer be outstanding and shall cease to exist, and each holder of REEcycle Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the consideration;

(ii) each share of REEcycle Common Stock held immediately before the Effective Time by HCAC, Merger Sub, or REEcycle (in treasury stock or otherwise) shall be cancelled and extinguished, and no consideration shall be paid; and

(iii) each REEcycle Option shall automatically (without any further action required of the holder of such REEcycle Option): (x) cease to represent an option to purchase or acquire shares of REEcycle Common Stock as of the Effective Time; and (y) be assumed and converted, on the same terms and conditions as were applicable under the REEcycle Incentive Plan or its terms (as applicable) and any applicable award agreement thereunder as of the Effective Time, into an option to acquire that number of Domesticated HCAC Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of REEcycle Common Stock subject to such REEcycle Option and (B) the Exchange Ratio, at an exercise price per share of Domesticated HCAC Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the exercise price per share of REEcycle Common Stock of such REEcycle Option by (2) the Exchange Ratio (an “HCAC Option”). Holders of HCAC Options as of immediately following the Effective Time shall not be entitled to receive any Earnout Shares upon the occurrence of the Milestone Event (as described below) in accordance with Section 2.05 of the Business Combination Agreement. The exercise price applicable to the HCAC Options and the number of shares of Domesticated HCAC Common Stock subject to the HCAC Options shall, in each case, be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of any REEcycle Options that are intended to qualify as incentive stock options, within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code.

The “Per Share Merger Consideration” in respect of each share of REEcycle Common Stock shall be a number of shares of Domesticated HCAC Common Stock equal to the Exchange Ratio. The “Exchange Ratio” means the Aggregate Merger Consideration divided by REEcycle Fully Diluted Capital. The “Aggregate Merger Consideration” means the number of shares of Domesticated HCAC Common Stock equal to the quotient of: (a) the Purchase Price, divided by (y) $10.00, minus (b) the Earnout Shares (assuming for these purposes that the Milestone Event has occurred). The “Purchase Price” means $400,000,000. The “REEcycle Fully Diluted Capital” means the sum (without duplication) of the aggregate number of (i) shares of REEcycle Common Stock issued and outstanding immediately prior to the Effective Time, and (ii) all shares of REEcycle Common Stock issuable upon full exercise, exchange or conversion of all issued and outstanding REEcycle Options.

Milestone Event

Following the Closing, if a single commercial facility operated by REEcycle or any of its subsidiaries achieves an annualized run rate of 50 metric tonnes per annum of mixed rare earth oxide, measured over the average of 22 consecutive working days (the “Milestone Event”), then Domesticated HCAC will issue or cause to be issued additional shares of Domesticated HCAC Common Stock within 5 Business Days of the occurrence of such Milestone Event, as additional consideration for the Merger and the Transaction as described below.

Earnout

In connection with the occurrence of a Milestone Event, each holder of REEcycle Stock or vested REEcycle Options, in each case, as of immediately prior to the Effective Time shall be eligible to receive their pro rata share of 5,000,000 shares of Domesticated HCAC Common Stock (the “Earnout Shares”) (as equitably adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction occurring after the Closing).

Deferred Shares

In addition to the issuance of Earnout Shares, upon the occurrence of the Milestone Event, the Additional Share Recipients (as defined below) shall be eligible to receive a one-time issuance of an aggregate of 1,250,000 shares of Domesticated HCAC Common Stock (collectively, the “Deferred Shares”), allocated as follows: (1) up to 875,000 Deferred Shares, representing 70% of the total Deferred Shares to such Additional Share Recipients, and in such amounts, as HCAC identifies in writing before the Closing and documents in the applicable Additional Share Agreements; provided, that if HCAC does not identify the allocation of all Deferred HCAC Shares before the Closing, the unallocated Deferred HCAC Shares shall be allocated to the holders of Additional HCAC Shares so that (x) the number of Deferred HCAC Shares issuable to each holder of Additional HCAC Shares divided by the aggregate entitlement of Deferred HCAC Shares equals (y) such holder’s pro rata ownership of the allocated Additional HCAC Shares and (2) up to 375,000 Deferred Shares, representing 30% of the total Deferred Shares, to such Additional Share Recipients, and in such amounts, as the Post-Closing HCAC Board determines after the Closing and before the occurrence of a Milestone Event; provided, that if the Post-Closing HCAC does not determine the allocation of all Deferred REEcycle Shares before the occurrence of such Milestone Event, the unallocated Deferred REEcycle Shares shall be allocated to the holders of Additional REEcycle Shares so that (x) the number of Deferred REEcycle Shares issuable to each holder of Additional REEcycle Shares divided by the aggregate entitlement of Deferred REEcycle Shares equals (y) such holder’s pro rata ownership of REEcycle Additional Shares.

Cap and Limitations on Earnout and Deferred Shares

The Milestone Event shall only occur once, if at all. If the Milestone Event does not occur before the seventh (7th) anniversary of the Closing Date, all Earnout Shares and Deferred Shares shall be forfeited. The recipients of the Earnout Shares and Deferred Shares shall not be entitled to receive more than an aggregate of 6,250,000 shares of Domesticated HCAC Common Stock. In lieu of any fractional Earnout Shares and Deferred Shares to which any recipient would otherwise be entitled, HCAC shall round down to the nearest whole Earnout Share or Deferred Share.

Advisor Shares

Before the Closing: (a) HCAC shall have the right, but not the obligation, to issue or obligate itself to issue up to 6,125,000 HCAC Class A Ordinary Shares or, after the Domestication, shares of Domesticated HCAC Common Stock, to such recipients and in such amounts as HCAC determines in its sole discretion, subject to all applicable Laws (“Additional HCAC Shares”); and (b) HCAC shall reserve for issuance up to 2,625,000 HCAC Class A Ordinary Shares or, after the Domestication, shares Domesticated HCAC Common Stock, that HCAC shall issue during the time period commencing on the Closing Date and ending on the date that is thirty (30) days after the expiration of the Lock-Up Period (as defined below), to such recipients and in such amounts as the Post-Closing HCAC Board determines in its sole discretion, subject to all applicable Laws (“Additional REEcycle Shares”; and together with the Additional HCAC Shares, the “Additional Shares”; and the recipients of the Additional Shares, the “Additional Share Recipients”). Unless mutually agreed in writing by HCAC and REEcycle, the agreements providing for the sale, issuance or grant of the Additional Shares, or the obligation of HCAC to sell, issue or grant the Additional Shares (the “Additional Share Agreements”), shall: (i) impose restrictions on the direct or indirect, sale, exchange, transfer (by gift or otherwise), assignment, distribution, pledge, creation of a security interest, lien or trust with respect to, or other disposal of or encumbrance of the Additional Shares that are no less restrictive than the lock-up terms (it being understood that the time period for the applicability of such restrictions to the Additional REEcycle Shares shall be measured from the Closing and not from any later date on which Additional REEcycle Shares are issued); (ii) specify any portion of the Deferred Shares to which the applicable Additional Share Recipient is entitled, if any; and (iii) may impose such other conditions, restrictions or limitations, including vesting, as HCAC determines in connection with the Additional HCAC Shares or the REEcycle directs in writing in connection with the Additional REEcycle Shares. It is agreed and understood that (A) in no event shall HCAC issue or obligate itself to issue, in aggregate more than 8,750,000 Additional Shares, and (B) any portion of the Additional REEcycle Shares that are not issued before the expiration of the time period specified in clause (b) of the first sentence of this Section 6.26 shall be added to the shares reserved for issuance pursuant to the Equity Plan.

The Redemption

HCAC will provide an opportunity to the holders of its public shares to have their public shares redeemed on the terms and conditions set forth in this Agreement and the Cayman HCAC Articles (the “Redemption”). Subject to receipt of the approval of the Business Combination Agreement by the HCAC shareholders, HCAC will carry out the Redemption at the Effective Time in accordance with the Cayman HCAC Articles (as defined in the Business Combination Agreement).

The Closing

The closing of the Merger (the “Closing”) will occur as promptly as practicable, but in no event later than three (3) business days, after the satisfaction or, if permissible, waiver of the conditions set forth in the Business Combination Agreement, or at such other date, time, or place as HCAC and REEcycle may agree. The date of such Closing is referred to as the “Closing Date.”

Stock Exchange Listing

From and after the Closing, the parties intend to list the Domesticated HCAC Common Stock on Nasdaq or the NYSE, as applicable (the “Applicable Exchange”).

The Post-Closing Board of Directors and Executive Officers

The board of directors of Domesticated HCAC following the Closing (the “Post-Closing Board”) will initially consist of the persons to be determined by HCAC and REEcycle such that, as of the Closing, the Post-Closing Board shall comply with the Applicable Exchange rules.

Proxy Statement and Registration Statement

As promptly as practicable after the execution of the Business Combination Agreement and receipt by HCAC of any audited or unaudited financial statements of REEcycle that are required by applicable law to be included in the Proxy Statement/Registration Statement (as defined below), (x) HCAC and REEcycle will jointly prepare and HCAC will file with the SEC, mutually acceptable materials, including the proxy statement to be filed with the SEC as part of the registration statement and sent to HCAC’s shareholders in connection with the shareholder meeting to approve the Business Combination Agreement (such proxy statement, together with any amendments or supplements, the “Proxy Statement”), and (y) HCAC will prepare (with REEcycle and its representatives’ reasonable cooperation) and file with the SEC a registration statement on Form S-4 (the “Registration Statement”), in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), to register the Domesticated HCAC Common Stock issued in connection with the Merger under the Securities Act of 1933, as amended (the “Securities Act”). The filing fees payable to the SEC in connection with the Proxy Statement/Registration Statement will be paid entirely by REEcycle at its sole cost and expense.

HCAC will convene and hold an extraordinary general meeting of HCAC shareholders (the “HCAC Shareholders’ Meeting”) as promptly as practicable after the date on which the Proxy Statement/Registration Statement becomes effective (but in any event no later than thirty (30) days after the date on which the Proxy Statement is mailed to shareholders of HCAC) for the purpose of voting solely upon (a) the adoption and approval of the Business Combination Agreement in accordance with applicable law and exchange rules and regulations, (b) approval of the Domestication, (c) adoption of the Post-Closing Charter (as defined in the Business Combination Agreement) and Domesticated HCAC bylaws upon Domestication, (d) approval of the issuance of shares of Domesticated HCAC Common Stock, (e) approval of the Equity Incentive Plan (as defined below), (f) appointment of the director nominees, (g) adoption and approval of any other proposals as the SEC (or staff member) may indicate are necessary in its comments related to the Registration Statement or correspondence and (h) adoption and approval of any other proposals as reasonably agreed by HCAC and REEcycle to be necessary or appropriate in connection with the Transactions (such proposals in (a) through (h), together, the “Transaction Proposals”). The board of directors of HCAC will recommend to the shareholders of HCAC that they approve the Transaction Proposals and will include such recommendation in the Proxy Statement.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties to the Business Combination Agreement with respect to, among other things, (a) organization and standing, (b) authorization and binding agreement, (c) capitalization, (d) subsidiaries, (e) no conflict; governmental consents and filings, (f) financial statements, (g) undisclosed liabilities, (h) absence of certain changes, (i) compliance with laws, (j) government contracts, (k) company permits, (l) litigation, (m) material contracts, (n) intellectual property, (o) taxes and returns, (p) real property, (q) personal property, (r) employee matters, (s) benefits plans, (t) environmental matters, (u) transactions with related persons, (v) insurance, (x) suppliers, and (y) certain business practices.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to the consummation of the Transactions and efforts to satisfy the conditions to consummation of the Transactions.

Equity Plan

HCAC and REEcycle will use commercially reasonable efforts to agree to a form of equity incentive plan that provides for grants of equity-based incentive awards to eligible service providers of REEcycle (the “Equity Incentive Plan”). If such Equity Incentive Plan is in agreed form prior to the effective date of the Registration Statement, HCAC will, before the Closing Date, adopt such Equity Incentive Plan and submit it for approval of the HCAC shareholders at the HCAC Shareholders’ Meeting. The Equity Incentive Plan will have an initial share reserve equal to approximately ten percent (10%) of Domesticated HCAC Common Stock (on a fully diluted basis), immediately following the Effective Time. The Equity Incentive Plan will include an “evergreen” provision, pursuant to which, on the first day of each calendar year, commencing with the first calendar year following the year in which the Effective Time occurs, the number of shares reserved for issuance under the Equity Incentive Plan will automatically increase by five percent (5%) of the total number of shares of Domesticated HCAC Common Stock outstanding on such date (on a fully diluted basis), unless otherwise determined by the Post-Closing Board.

Exclusivity Restrictions

Under the terms of the Business Combination Agreement, from the date of the Business Combination Agreement to the Closing or, if earlier, the termination of the Business Combination Agreement in accordance with its terms, each Party has agreed, among other things, not to, without the prior written consent of REEcycle and HCAC, directly or indirectly, (i) solicit, assist, initiate, continue or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal (as defined in the Business Combination Agreement), (ii) furnish any non-public information regarding such Party or its affiliates or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any person or group (other than a Party to the Business Combination Agreement or their respective representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any person or group with respect to, or that is intended or could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, or (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

PIPE Investment

From time to time following the execution and delivery of the Business Combination Agreement and prior to the Closing, HCAC may enter into subscription agreements on forms mutually acceptable to REEcycle and HCAC (the “PIPE Subscription Agreements”) with investors (the “PIPE Investors”) under which, and on the terms and subject to the conditions of which, the PIPE Investors will agree to make a private investment in Domesticated HCAC.

HCAC will use its reasonable best efforts to satisfy or cause to be satisfied the conditions of the closing obligations contained in any PIPE Subscription Agreements and consummate the contemplated transactions. Unless otherwise approved in writing by each of HCAC and REEcycle, neither HCAC nor REEcycle shall, following execution of any PIPE Subscription Agreement, amend, modify, supplement, waive or terminate, or agree or provide consent to amend, modify, supplement, waive or terminate (the approval from HCAC or REEcycle, not to be unreasonably withheld, conditioned or delayed), any provision or remedy under, or any replacement of, such PIPE Subscription Agreement, other than, in each case, any assignment or transfer contemplated in such PIPE Subscription Agreement or expressly permitted by such PIPE Subscription Agreement (without any further amendment, modification or waiver to such assignment or transfer provision).

Conditions to Closing

The consummation of the Transactions is subject to the receipt of the requisite approval of the shareholders of HCAC and stockholders of REEcycle, and the fulfillment of certain other conditions, as described in greater detail below.

Mutual Conditions to Closing

Under the Business Combination Agreement, the obligations of the Parties to consummate the Transaction are subject to the satisfaction or written waiver (where permissible) of certain conditions, including: (i) obtaining the HCAC Shareholder Approval (as defined in the Business Combination Agreement); (ii) obtaining REEcycle Shareholder Approval as defined in the Business Combination Agreement); (iii) no Governmental Authority as defined in the Business Combination Agreement) shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the Transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the Transactions; (iv) the Registration Statement shall have been declared effective under the Securities Act by the SEC and shall remain effective as of the Closing, and no stop order or similar order suspending the effectiveness of the Registration Statement shall have been issued and be in effect with respect to the Registration Statement and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn; and (v) the shares of Domesticated HCAC Common Stock to be issued in connection with the Transactions shall be conditionally approved for listing upon the Closing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the Domesticated HCAC Common Stock.

REEcycle’s Conditions to Closing

The obligations of REEcycle to consummate the Transactions are further subject to the satisfaction or written waiver (where permissible) of additional conditions, including: (i) the truth and accuracy of the representations and warranties of HCAC and Merger Sub, subject to the materiality standards contained in the Business Combination Agreement; (ii) material compliance by HCAC and Merger Sub with their respective agreements and covenants under the Business Combination Agreement; (iii) no HCAC Material Adverse Effect (as defined in the Business Combination Agreement) having occurred; (iv) the Domestication having been completed and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware having been delivered to REEcycle; (v) HCAC having made the arrangements to have the net proceeds remaining in HCAC’s trust account (after giving effect to all Redemptions) available to Domesticated HCAC at the Closing; (vi) the Closing SPAC Aggregate Cash Amount (as defined in the Business Combination Agreement) will not be less than $40,000,000; (vii) receipt of a customary officer’s certificate of HCAC, certifying as to the satisfaction of the applicable closing conditions; (viii) receipt of a customary secretary’s certificate of HCAC, certifying as to and attaching (A) copies of Domesticated HCAC’s and Merger Sub’s governing documents as in effect as of the Closing Date (after giving effect to the Domestication) and (B) the resolutions of HCAC’s and Merger Sub’s board of directors authorizing and approving the Business Combination Agreement, each of the Ancillary Documents and the consummation of the Transactions; and (ix) HCAC has delivered, or caused to be delivered, all Ancillary Documents to REEcycle.

HCAC and Merger Sub’s Conditions to Closing

The obligations of HCAC and Merger Sub to consummate the Merger are further subject to the satisfaction or written waiver (where available) of additional conditions, including: (i) the truth and accuracy of the representations and warranties of REEcycle, subject to the materiality standards contained in the Business Combination Agreement; (ii) material compliance by REEcycle with its agreements and covenants under the Business Combination Agreement; (iii) no Company Material Adverse Effect (as defined in the Business Combination Agreement) having occurred; (iv) no outstanding Liens (as defined in the Business Combination Agreement) which would materially impair the ability of the parties to consummate the Transactions; (v) a customary officer’s certificate of REEcycle, certifying as to the satisfaction of the applicable closing conditions; (vi) receipt of a customary secretary’s certificate of REEcycle, certifying as to and attaching (A) copies of REEcycle’s governing documents as in effect as of the Closing Date and (B) the resolutions of REEcycle’s board of directors authorizing and approving the Business Combination Agreement, each of the Ancillary Documents (as defined in the Business Combination Agreement) and the consummation of the Transactions; (viii) REEcycle has delivered, or caused to be delivered, the Registration Rights Agreement.

Termination

The Business Combination Agreement may be terminated by HCAC or REEcycle under certain circumstances, including, among others: (i) by mutual written consent of HCAC and REEcycle; (ii) by REEcycle if there has been a Modification in Recommendation (as defined in the Business Combination Agreement); (iii) by REEcycle if the HCAC Shareholder Approval (as defined in the Business Combination Agreement)shall not have been obtained by reason of the failure to obtain the required vote at the applicable HCAC Shareholders’ Meeting (as defined in the Business Combination Agreement) duly convened or at any adjournment or postponement; (iv) by written notice by HCAC or REEcycle if any of the conditions to the Closing set forth in Article VII of the Business Combination Agreement have not been satisfied or waived by December 31, 2026 (the “Outside Date”); (v) by written notice by either HCAC or REEcycle if a governmental authority has issued an order prohibiting the transactions contemplated by the Business Combination Agreement; (vi) by written notice to HCAC from REEcycle if there is any breach of any representation, warranty, covenant or agreement on the part of HCAC or Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty shall have become untrue or inaccurate, in any case, such that the conditions specified in the Business Combination Agreement with respect to the truth and accuracy of representations and warranties or material compliance of the performance of covenants would not be satisfied at the Closing, and such breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 20 days after written notice of such breach or inaccuracy is provided to HCAC or (b) the Outside Date, subject to certain exceptions; (vii) by written notice to REEcycle from HCAC if there is any breach of any representation, warranty, covenant or agreement on the part of REEcycle set forth in the Business Combination Agreement, or if any representation or warranty shall have become untrue or inaccurate, in any case, such that the conditions specified in the Business Combination Agreement with respect to the truth and accuracy of representations and warranties or material compliance of the performance of covenants would not be satisfied at the Closing, and such breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 20 days after written notice of such breach or inaccuracy is provided to REEcycle or (b) the Outside Date, such that the conditions specified would not be satisfied at the Closing, subject to certain exceptions; and (viii) by HCAC (A) if all the conditions set forth in Section 7.01 and Section 7.02 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (B) REEcycle fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 3.01, (C) HCAC shall have irrevocably confirmed in writing to REEcycle that it is ready, willing and able to consummate the Closing and (D) REEcycle fails to effect the Closing within five (5) business days following delivery of such confirmation; (ix) by HCAC if REEcycle (i) does not deliver the Audited Financial Statements (as defined in the Business Combination Agreement) by September 30, 2026; provided, that HCAC shall not have the right to terminate this Agreement pursuant to this Section 8.01(h) if at such time HCAC is in material uncured breach of this Agreement; or (x) by REEcycle (A) if all the conditions set forth in Section 7.01 and Section 7.03 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (B) HCAC fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 3.01, (C) REEcycle shall have irrevocably confirmed in writing to HCAC that it is ready, willing and able to consummate the Closing and (D) HCAC fails to effect the Closing within five (5) business days following delivery of such confirmation.

Sponsor Support Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, REEcycle, HCAC, and Hall Chadwick Capital LLC, a Cayman Islands limited liability company (the “Sponsor”), have executed the Sponsor Support Agreement, dated May 31, 2026 (the “Sponsor Support Agreement”), under which the Sponsor has agreed to vote all of its shares of Domesticated HCAC Common Stock (the “HCAC Sponsor Shares”), among other things, in favor of (i) adopting and approving the Business Combination Agreement, the Merger, and the Transactions, and (ii) approving each of the proposals and any other matters necessary or reasonably requested by HCAC for consummation of the Merger and the Transactions.

The Sponsor has further agreed to vote against (i) any action, agreement, transaction, or proposal that would result in a material breach of any covenant, representation, warranty, or other obligation of HCAC under the Business Combination Agreement or that would reasonably be expected to prevent the Merger from being consummated, (ii) any business combination proposal other than with REEcycle, (iii) any other action that would reasonably be expected to (A) impede, interfere with, delay, postpone or attempt to discourage, frustrate the purpose of, result in the termination or failure to consummate of, prevent or nullify any provision of, the Sponsor Support Agreement, the Business Combination Agreement or any other obligation or agreement in connection with the Business Combination Agreement or any of the Transactions or adversely affect the Merger or any of the Transactions, or (B) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in the Sponsor Support Agreement, the Business Combination Agreement or any other obligation or agreement in connection with the Business Combination Agreement or the Transactions, and (iv) change in any manner the voting rights of any class of HCAC’s share capital. The Sponsor has provided REEcycle with an irrevocable proxy to vote the HCAC Sponsor Shares in a manner that is consistent with the above stated voting obligations of the Sponsor.

The Sponsor Support Agreement restricts the Sponsor from transferring all its HCAC Sponsor Shares prior to the earliest of: (i) the Closing, (ii) termination of the Business Combination Agreement, or (iii) mutual agreement of parties.

The foregoing description of the Sponsor Support Agreement and the contemplated transactions is not complete and is subject to, and qualified in its entirety by reference to, the form of Sponsor Support Agreement, a copy of which is filed with this Current Report as Exhibit 10.1, and the terms of which are incorporated into this Current Report by reference.

Transaction Support Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, HCAC and certain stockholders of REEcycle, who collectively own more than 50% of REEcycle’s issued and outstanding REEcycle common stock, (collectively, the “Supporting REEcycle Stockholders”), have executed the Transaction Support Agreement, dated May 31, 2026 (the “Transaction Support Agreement”), under which the Supporting REEcycle Stockholders have agreed, among other things, to vote all of their shares of REEcycle common stock in favor of adopting and approving the Business Combination Agreement, the Merger, and the Transactions. The Supporting REEcycle Stockholders have further agreed, subject to the Closing, to the termination of any of their rights under REEcycle’s Bylaws or any letter agreement providing for redemption rights, put rights, purchase rights, or similar rights that are not generally available to all stockholders, effective immediately before the Closing, and agree that, the Supporting REEcycle Stockholders will not exercise such rights in any manner inconsistent with the Business Combination Agreement or otherwise reasonably likely to interfere with, delay, impede, frustrate, or prevent the consummation of the Merger.

The Transaction Support Agreement restricts the Supporting REEcycle Stockholders from directly or indirectly, (a) selling, assigning, transferring (including by operation of law), creating any lien or pledge, disposing of, or otherwise encumbering any of the shares or otherwise, or agreeing to do any of the foregoing, except if under the Business Combination Agreement or to another stockholder bound by the terms of the Transaction Support Agreement; (b) depositing any shares into a voting trust or entering into a voting agreement or arrangement or granting any proxy or power of attorney with respect thereto that is inconsistent with the Transaction Support Agreement; and (c) entering into any contract, option or other arrangement or undertaking with respect to the direct acquisition or sale, assignment, transfer or other disposition of any shares, except as set forth in the Business Combination Agreement or the Transaction Support Agreement.

The foregoing description of the Transaction Support Agreement and the contemplated transactions is not complete and is subject to, and qualified in its entirety by reference to, the form of Transaction Support Agreement, a copy of which is filed with this Current Report as Exhibit 10.2, and the terms of which are incorporated into this Current Report by reference.

Registration Rights Agreement

In connection with the Transactions, simultaneously with the Closing, Domesticated HCAC and certain holders named therein will enter into at the Closing an amended and restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) that amends and restates the Registration Rights Agreement, dated November 20, 2025, by and among HCAC, the Sponsor and certain other security holders named therein. Under the terms of the Amended and Restated Registration Rights Agreement, Domesticated HCAC will be obligated to file one or more registration statements to register the resale of shares of Domesticated HCAC Common Stock held by the Holders (as defined in the Registration Rights Agreement) after the Closing.

Pursuant to the terms of the Amended and Restated Registration Rights Agreement, Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement) are entitled to make a written demand for registration under the Securities Act of all or part of their Registrable Securities, up to a total of three (3) such demand registrations. In addition, subject to certain requirements and customary conditions, such Holders may request at any time or from time to time that Domesticated HCAC file a registration statement on Form S-3 (or any similar short-form registration statement that may be available) to register the resale of their Registrable Securities. The Amended and Restated Registration Rights Agreement also provides such Holders with “piggyback” registration rights, allowing Holders to include their Registrable Securities in other registration statements filed by Domesticated HCAC, subject to certain requirements and customary conditions.

Under the Amended and Restated Registration Rights Agreement, Domesticated HCAC will indemnify the Holders of Registrable Securities, as well as their officers, directors, agents, and each person who controls such Holder (within the meaning of the Securities Act), against any losses, claims, damages, liabilities, and out of pocket expenses (including reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any registration statement or prospectus, any violation by Domesticated HCAC of applicable securities laws or regulations in connection with such registration or any omission or alleged omission of a material fact required to be stated or necessary to make the statements not misleading, except to the extent such losses arise from information furnished in writing to Domesticated HCAC by such Holder.

The foregoing description of the Amended and Restated Registration Rights Agreement and the contemplated transactions is not complete and is subject to, and qualified in its entirety by reference to, the form of Amended and Restated Registration Rights Agreement, a copy of which is filed with this Current Report as Exhibit D to Exhibit 2.1, and the terms of which are incorporated into this Current Report by reference.

Lock-Up Agreement

In connection with the Business Combination Agreement, certain shareholders of HCAC, including the Sponsor, shall enter into a lock-up agreement that shall remain in place until the expiration of the Lock-Up (as defined below). Additionally, the post-Closing bylaws of Domesticated HCAC will contain a lock-up provision for all shares issued in connection with the Business Combination Agreement that shall remain in place until the expiration of the Lock-Up Period.

For all shares subject to lock-up, The “Lock-Up Period” shall be the period commencing on the Closing Date and ending on the earlier of (a) six (6) months following the Closing Date, and (b) subsequent to the Closing, the date on which HCAC completes a liquidation, merger, stock exchange or other similar transaction that results in all of HCAC’s stockholders having the right to exchange their HCAC securities for cash, securities or other property. For the avoidance of doubt, the lock-up shall not effect any other rights of shareholders including the right to vote and to receive any dividends and distributions.

The foregoing description of the Lock-Up Agreement and the contemplated transactions is not complete and is subject to, and qualified in its entirety by reference to, the form of Lock-Up Agreement as Exhibit E to Exhibit 2.1, and the terms of which are incorporated into this Current Report by reference. The foregoing description of the HCAC post-Closing bylaws is not complete and is subject to, and qualified in its entirety by reference to, the form of the HCAC post-Closing bylaws as Exhibit B to Exhibit 2.1, and the terms of which are incorporated into this Current Report by reference.

Item 7.01.	Regulation FD Disclosure.

Attached hereto as Exhibit 99.1 and incorporated into this Current Report by reference is a copy of the form of investor presentation HCAC and REEcycle have prepared for use in connection with the Transactions.

The information in this Item 7.01 (including Exhibit 99.1) is being furnished under Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing of HCAC under the Securities Act, or the Exchange Act, regardless of any general incorporation language in such filings.

Additional Information and Where to Find It.

HCAC and REEcycle intend to file the Registration Statement with the SEC, which will include preliminary and definitive proxy statements to be distributed to HCAC’s shareholders in connection with HCAC’s solicitation of proxies for the shareholder vote in connection with the Transactions, the prospectus relating to the offer of securities to be issued in connection with the Merger, and other matters to be described in the Registration Statement. After the Registration Statement has been filed and declared effective by the SEC, HCAC will mail a definitive proxy statement/prospectus/ consent, solicitation statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, HCAC’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/REGISTRATION STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH HCAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AGREEMENT, MERGER AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/REGISTRATION STATEMENT BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT HCAC, REECYCLE, AND THE PROPOSED TRANSACTIONS. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to HCAC, Attn: Corporate Secretary, 1 North Bridge Road #18-06 High Street Centre Singapore, 179094.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation.

REEcycle, HCAC, and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of HCAC’s shareholders in connection with the Business Combination Agreement and the Transactions. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of HCAC’s directors and executive officers in its filings with the SEC, including HCAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on April 15, 2026. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of HCAC’s shareholders in connection with the Business Combination Agreement and the Transactions will be set forth in the Proxy Statement/Registration Statement, along with information concerning the interests of REEcycle’s and HCAC’s participants in the solicitation. Such interests may in some cases be different from those of REEcycle’s or HCAC’s equity holders generally. Investors and security holders may obtain free copies of these documents as described above.

Forward-Looking Statements.

This Current Report includes “forward-looking statements” within the meaning of the federal securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the anticipated timing and benefits of the Merger, the entry into agreements related to the Transaction, and HCAC’s or REEcycle’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, without limitation, statements regarding HCAC’s and REEcycle’s expectations with respect to future performance and anticipated financial impacts of the Merger, the satisfaction of the closing conditions to the Merger and other Transactions, and the timing of the completion of the Merger and other Transactions. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of REEcycle and/or HCAC), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by HCAC and its management, and REEcycle and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or other definitive agreements; (2) the outcome of any legal proceedings that may be instituted against REEcycle, HCAC or others following the announcement of the Business Combination Agreement and any definitive agreements; (3) the inability to complete the Transactions due to the failure to obtain consents and approvals of the shareholders of HCAC or the SEC’s declaration of the effectiveness of the Registration Statement (which will including the Proxy Statement/Registration Statement) to be filed by HCAC and REEcycle; (4) failure to obtain financing to complete the Transactions or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the Transactions; (5) changes to the proposed structure of the Transactions as a result of applicable laws, regulations or conditions; (6) the ability of HCAC to meet applicable listing standards following the consummation of the Merger; (7) the risk that the Merger disrupts current plans and operations of REEcycle as a result of the announcement and consummation of the Merger; (8) projections, estimates and forecasts of revenue and other financial and performance metrics; (9) projections about industry trends and market opportunity; expectations relating to the demand for REEcycle’s services; (9) REEcycle’s ability to scale and grow its business; (10) the cash position of REEcycle following the Closing; (11) the risk that the Transactions disrupt current plans and operations of REEcycle as a result of the announcement and consummation of the Transactions; (12) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, the ability of REEcycle to successfully commercialize its business, and REEcycle’s ability to source and maintain key relationships with management and key employees; (13) the ability of the combined company to grow and manage growth profitably, continue developing its properties, maintain relationships with customers and suppliers, and retain its management and key employees; (14) costs related to the Transactions;

(15) the possibility that REEcycle and/or its related entities may be adversely affected by other economic, business, and/or competitive factors; (16) risks relating to REEcycle’s anticipated operations and business; (17) the risk that REEcycle does not ever enter into any definitive agreements in connection with commercialization of its technology; (18) the risk that REEcycle is pursuing an emerging market; (19) the amount of redemption requests made by the HCAC public shareholders; and (20) other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by HCAC and/or REEcycle, including the Registration Statement that REEcycle and HCAC intend to file in connection with the business combination, and HCAC’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the Proxy Statement/Prospectus filed after the date of this Current Report. In addition, there may be additional risks that neither HCAC or REEcycle presently know, or that HCAC or REEcycle currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither HCAC nor REEcycle undertakes any duty to update these forward-looking statements. The inclusion of any statement in this communication does not constitute an admission by HCAC, REEcycle, or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation.

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. Investors should consult with their counsel as to the applicable requirements for a HCAC to avail itself of any exemption under the Securities Act.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
2.1	Business Combination Agreement, dated May 31, 2026 by and among HCAC, HCAC Star Merger Sub, Inc., and REEcycle Holdings, Inc.

10.1	Sponsor Support Agreement

10.2	Transaction Support Agreement

99.1	Investor Presentation, dated June 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 3, 2026	HALL CHADWICK ACQUISITION CORP.

	By:	/s/ Aaron Dominish
	Name:	Aaron Dominish
	Title:	Chief Financial Officer